UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                   First Financial Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                             0-5559
                         (CUSIP Number)

  Robert A. Mann, P.O. Box 8436, Waco, TX 76714, (817)757-2424
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        9-30-96/10-18-96
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.--NOT APPLICABLE.

Check the following box if a fee is being paid with the statement. NO FEE BEING PAID. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 0-5559    Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S. S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert A. Mann      SS #  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not a member of a group.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     Not required.

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          7.   SOLE VOTING POWER
               0

          8.   SHARED VOTING POWER
               101,997

          9.   SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               101,997

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,997

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     Not applicable.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.77%

14   TYPE OF REPORTING PERSON*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDES EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                         AMENDMENT NO. 4
                          SCHEDULE 13D

Item 1.   Security and Issuer.

The class of securities to which this statement relates is the common stock of First Financial Corporation, a Texas corporation
("First Financial") whose principal executive offices are located at 800 Washington Avenue, Waco, Texas 76701.

Item 2.   Identity and Background.

Robert A. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Robert A. Mann's principal occupation is Chairman of the Board of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76701; Chairman of the Board of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76701; Chairman of the Board of Citizens State Bank, Woodville, Texas, whose address is P. O. Box 109, Woodville, Texas 75979, and serving as an officer and director of certain insurance agencies and companies. Robert A. Mann has not during the last five years been convicted in any criminal proceedings and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert A. Mann is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

The purpose of this amendment is to report that on September 30, 1996, Robert A. Mann was elected Chairman of the Board, President and Director of Bluebonnet Enterprises, Inc. and on October 18, 1996, Robert A. Mann was elected Chairman of the Board, President and Director of FFC Holding, Inc.

Item 5.   Interest in Securities of the Issuer.

Robert A. Mann is the beneficial owner of 101,997 shares of First Financial common stock, or 58.77% of the outstanding shares, calculated in accordance with Rule 13d-3(d)(1), and exercises shared voting and shared dispositive power over all of the shares beneficially owned.

9,255 shares of the First Financial common stock beneficially owned by Robert A. Mann are owned by Bluebonnet Investments, Ltd. ("Bluebonnet Investments"), a Texas limited partnership. The general partners of Bluebonnet Investments are Robert A. Mann and Bluebonnet Enterprises, Inc. ("Bluebonnet Enterprises"), a Texas corporation owned by the David W. Mann 1990 Trust, of which David
W. Mann is trustee and a beneficiary. Consequently, David W. Mann exercises some indirect control over the voting and investment of the 9,255 shares owned by Bluebonnet Investments. On September 30, 1996, Robert A. Mann was elected Chairman of the Board, President and Director of Bluebonnet Enterprises. Bluebonnet Enterprises exercises shared voting and shared investment power with respect to these 9,255 shares of First Financial. Thus, in his capacity as an officer and director of Bluebonnet Enterprises, Robert A. Mann exercises shared voting and investment power with respect to said 9,255 shares.

92,742 shares of the First Financial common stock beneficially owned by Robert A. Mann are owned by First Financial Holdings, Ltd. ("First Financial Holdings"), a Texas limited partnership. The general partner of First Financial Holdings is FFC Holdings, Inc. ("FFC Holdings"), a Texas corporation owned by the David W. Mann 1990 Trust, of which David W. Mann is trustee and a beneficiary. Consequently, David W. Mann exercises some indirect control over the voting and investment of the 92,742 shares owned by First Financial Holdings. On October 18, 1996, Robert A. Mann was elected Chairman of the Board, President and director of FFC Holdings. FFC Holdings, as the general partner of First Financial Holdings, exercises sole voting and sole investment power with respect to these 92,742 shares of First Financial. Thus, in his capacity as an officer and director of FFC Holdings, Robert A. Mann exercises shared voting and shared investment power (with David W. Mann) with respect to said 92,742 shares.

David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. David W. Mann's principal occupation is President of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76701; President of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76701; and President of Citizens State Bank, Woodville, Texas, whose address is P. O. Box 109, Woodville, Texas 75979. David W. Mann is also an officer and director of certain insurance agencies and companies and holds positions with numerous other entities. David W. Mann has not during the last five years been convicted in any criminal proceedings and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David W. Mann is a United States citizen.

Except as set forth herein, David W. Mann and Robert A. Mann have not engaged in any transactions involving the common stock of First Financial during the last sixty (60) days.

Item 6.   Contracts, Arrangements, Understandings, or
Relationships with Respect to the Securities of Issuer.

The limited partnership agreement of Bluebonnet Investments, by and among Robert A. Mann and Bluebonnet Enterprises, as general partners, and Mann Investment Company, Mann Group Investment Company, Central Texas Broadcasting Co., Ltd. and Robert A. Mann, as limited partners, presently gives Robert A. Mann and Bluebonnet Enterprises, as general partners, exclusive authority to manage the operations and affairs of Bluebonnet Investments (subject to certain restrictions set forth in the partnership agreement) including voting of securities owned by Bluebonnet Investments. The partnership agreement further provides that so long as Robert A. Mann is acting as the individual general partner, he shall have no right to vote or determine not to vote the shares of stock of a "controlled corporation" as that term is defined in Section 2036 of the Internal Revenue Code and applicable regulations. This provision is interpreted by the partnership to mean that Robert A. Mann, in his individual capacity, currently has shared investment power but exercises no voting power over the 9,255 shares of First Financial stock owned by Bluebonnet Investments. However, Robert A. Mann, through Bluebonnet Enterprises in his capacity as an officer and director, exercises shared voting power and shared investment power with respect to the 9,255 shares of First Financial owned by Bluebonnet Investments.

Under the terms of the partnership agreement of First Financial Holding, the general partner has sole voting and investment power with respect to the 92,742 shares of First Financial stock owned by First Financial Holdings; thus, FFC Holdings, as the sole general partner, has sole voting and investment power over such 92,742 shares. Therefore, Robert A. Mann, in his capacity as an officer and director of FFC Holdings, exercises shared voting and shared investment power with respect to the 92,742 shares of First Financial owned by First Financial Holdings,

Item 7.   Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 25, 1997


/S/ Robert A. Mann
_______________________________________
Robert A. Mann